Mail Stop 3561

July 24, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

> **Re:** **So Act Network, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on July 6, 2009**
> **File No. 333-157738**
>
> **Form 10-K/A**
> **Filed on July 17, 2009**
> **File No. 000-51886**
>
> **Form 10-Q/A**
> **Filed on July 17, 2009**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed July 6, 2009

General

1.      We note your response to comment one of our letter dated June 26, 2009, and we reissue it in part. Please clearly state the rate of interest that is to be earned on the line of credit.

Otherwise, please define the "prime rate" and estimate the current prime rate to be charged if the line of credit is currently in use.

2.      We note your response to comment two of our letter dated June 26, 2009, and we reissue it.  Your agreement with Gigablast includes a wide range of fees, starting at $3,000 monthly to $49,257 monthly depending on server usage, which also includes hourly fees for design work.  On page 13, you estimate your design work will be $15,000 more, not including the $17,162.50 already owed to Gigablast for services already rendered.  You estimate that your server fees are prepaid for one year of hosting until June 2010.  We note, however, that the $6,000 that you have prepaid Gigablast represents only two months of service according to your agreement.  You describe the $3,000 minimum monthly fee as "to apply if we had millions of users accessing our network millions of times per day."  However, we are unable to locate language in the Gigablast agreement that refers to the $3,000 minimum monthly fee being required only if you have millions of users millions times per day.  Please revise to reconcile this inconsistency.  Lastly, given that you have not generated any revenues to date and that the website is currently free upon registration, please provide the basis for assuming achievement of profitable operations or remove such references.

3.      We note your response to comment three of our letter dated June 26, 2009, and we reissue the comment in part.  We note that pages 10 and 11 of your registration statement still refer to the "preliminary website" not being fully functional.  Please revise to remove these inconsistencies.

Prospectus Summary, page 1

4.      It appears that the website is currently free upon registration.  You refer throughout the prospectus to charging a membership fee.  Please revise the disclosure to make it clear that there is currently no membership fee.

Risk Factors, page 2

5.      We note your response to comment four of our letter dated June 26, 2009, and we reissue the comment.  Please revise your risk factor section to discuss your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations by providing loans, a line of credit, deferring repayment of the loans, and deferring his compensation.  This assessment should include whether the company has analyzed Mr. Halpern's ability to fund further operations.

Description of Our Business, page 10

6.      We note your response to comment five of our letter dated June 26, 2009, and we reissue this comment.  Please clarify how the "website platform design services" performed by Matt Wells paid for by unregistered stock differs from the services entered into with Gigablast, pursuant to the agreements filed as Exhibits 10.3(1) and 10.3(2).  If the stock

grants to Mr. Wells were paid for services rendered other than in relation to these agreements, please clearly state and disclose the material terms of that arrangement/agreement.

7.      We reissue comment six from our letter dated June 26, 2009.  Please clearly disclose your business plan for the next twelve months, setting forth the specific milestones, the expected time frame for each milestone, the anticipated costs, and the expected sources of funding.

8.      Provide the basis for your expectation to "sign up 100,000 subscribers and have 5 advertisers who regularly place ads on our website" or remove.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

9.      We note your response to comment nine from our letter dated June 26, 2009, and we reissue it.  Please include your need to generate cash flow or income from your product in discussing your liquidity and need for additional capital resources.  Also, clearly discuss your cash needs if you are unable to achieve revenues.

10.     Please incorporate your response to comment 10 of our letter dated June 26, 2009 here and other appropriate sections like the risk factor section of your registration statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

11.     We note your response to comment 12 of our letter dated June 26, 2009, and we reissue the comment.  Your response indicates that the January 2009 "for cash" transaction did not occur.  We note, however, that footnote eight of your financial statements still includes these transactions.  Similarly, the footnotes to your financial statement in your amendments your periodic reports filed on July 17, 2009 also include these transactions. Please reconcile.

Exhibit 23.1 – Consent of Gately & Associates, LLC

12.     We reviewed your response to our prior comment 15.  We note your predecessor accountants revised their audit opinion date to July 6, 2008 from February 25, 2008.  As a result, please obtain a current consent from your predecessor accountant that (i) includes all of the audited periods provided in their report and (ii) provides consent to their audit opinion dated July 6, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

13.     Please revise your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 to comply with the comments above as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please feel free to contact Bill Kearns, the primary accounting examiner on this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. For all other questions, please contact Edwin S. Kim, the primary examiner on this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc:     Eric M. Stein, Esq.
        Fax: (732) 577-1188